

Mail Stop 3561

September 29, 2016

Daniel R. Godin
President and Chief Executive Officer
Air Industries Group
360 Motor Parkway, Suite 100
Hauppauge, NY 11788

>   **Re: Air Industries Group**
>   **Revised Preliminary Proxy Statement on Schedule 14A**
>   **Filed September 15, 2016**
>   **File No. 001-35927**

Dear Mr. Godin:

We have reviewed your revised filing and your response to the comment in our letter dated July 29, 2016 and have the following additional comment.

Proposal Two: Approval of an Amendment to Our Articles of Incorporation, page 18

1. We note that you intend to amend your articles of incorporation to authorize 3,000,000 shares of preferred stock, including 2,000,000 shares of Series A Preferred Stock, and that you intend to issue shares of Series A Preferred Stock in connection with the conversion of certain notes and as PIK Shares. Please revise to include the financial information required by Item 13(a) of Schedule 14A in the proxy statement or, alternatively, incorporate by reference such information to the extent permitted by Item 13(b) of Schedule 14A. Refer to Item 13 of Schedule 14A and Instruction 1 thereto. In this regard, we also note your disclosure in the Financial Information section on page 22 which does not appear to comply with Item 13(b)(2) of Schedule 14A for non-S-3 registrants. Additionally, please revise to include a narrative discussion of the effects of the issuance and conversion on the company's debt and preferred stock balances and discuss any continuing income statement impact.

Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3859 with any questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney Advisor
Office of Transportation and Leisure

cc: Vincent J. McGill
        Eaton & Van Winkle LLP